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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            DEEP WELL OIL & GAS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  243798 10 5
                                 (CUSIP Number)

                                  STEVEN GAWNE
                       246 STEWART GREEN S.W. SUITE 3175
                         CALGARY, ALBERTA T3H 3C8 CANADA
                                 (403) 686-6104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 6, 2004
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 243798 10 5

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Horst A. Schmid
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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)  Not Applicable
                  (b)  Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  PF - Personal Funds of Horst A. Schmid in the amount of
                  $4062.00 for the shares purchased by Portwest Investment Ltd., a private corporation registered in Alberta, Canada, which is
                  100% owned and controlled by Horst A. Schmid.
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  Canada
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Number of                  7. Sole Voting Power.............650,000 (1)
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............0
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power........650,000 (1)
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........0
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................650,000 Shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  5.3%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------
(1) Horst A. Schmid indirectly owns 650,000 shares as a result of his 100%
ownership and control of Portwest Investment Ltd., a private corporation registered in Alberta, Canada.

Item 1.   Security and Issuer
          Common Stock
          Deep Well Oil & Gas, Inc.
          246 Stewart Green SW Suite 3175
          Calgary, Alberta T3H 3C8 Canada

Item 2.   Identity and Background
          (a)  Horst A. Schmid
          (b)  Horst A. Schmid's business address is 246 Stewart Green SW Suite
               3175, Calgary, Alberta T3H 3C8 Canada.
          (c)  Horst A. Schmid is the Chairman of the Board of Directors of the
               Issuer, Deep Well Oil & Gas, Inc.
          (d)  Horst A. Schmid has not been convicted in a criminal proceeding in the last five years.
          (e)  Horst A. Schmid has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.
          (f)  Horst A. Schmid is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration - Personal Funds of
Horst A. Schmid in the amount of $4062.00.

Item 4.   Purpose of Transaction - Purchase of 650,000 (post two-for-one share forward split) shares of common stock at $0.00625 per share by Portwest
Investment Ltd. was made as an investment in the Issuer.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate number and percentage of common stock beneficially owned by Horst A. Schmid is 650,000 shares, representing 5.3% of the common stock outstanding.
          (b)  Horst A. Schmid has the sole power to vote 650,000 shares he indirectly owns.
          (c)  Transactions regarding common stock that were effected during the last sixty days by Horst A. Schmid: The purchase of the 650,000
               (post two-for-one forward split) shares occurred on February 6,
               2004, and was described in the Issuer's Form 8-K which was filed with the Securities and Exchange Commission on March 5, 2004.
          (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          (e)  Horst A. Schmid has not ceased to be the beneficial owner of more than five percent of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Not Applicable.

Item 7.   Material to Be Filed as Exhibits - Not Applicable.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - April 29, 2004

Signature - /s/Horst A. Schmid
Name/Title - Horst A. Schmid, Chairman of the Board of Directors